

August 30, 2011

Via Email
Mr. Alex Waldemar Zorning
Chief Financial Officer
Brasil Telecom S.A.
Rua General Polidoro, No. 99
5th floor/part-Botafogo
22280-001 Rio de Janeiro, RJ, Brazil

 Re: **Brasil Telecom S.A.**
 Form 20-F for the fiscal year ended December 31, 2010
 Filed May 2, 2011 and Amendment #1 Filed May 2, 2011
 File No. 001-15256

Dear Mr. Zorning:

 We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Note 1(a). Corporate restructuring, page F-10

1. Please tell us why it was appropriate to account for merger of entities under common control prospectively. Refer to your basis in the accounting literature.

2. Please refer to footnote (i) on page F-11. Please tell us in detail why the adoption of IFRS had no impact on the deferred income tax and social contribution recognized under Brazilian GAAP. Refer to your basis in the accounting literature. We note your disclosures on page 70.

Note 24. Provisions, page F-66

Civil, page F-69

3. Please refer to the second paragraph. Tell us in more detail whether the revision to the civil contingencies accrual was based on misinterpretation of certain legal doctrine or specific facts related to the appellate courts decisions. In addition, tell us whether the appellate courts affirmed the lower courts decisions and if so, tell us the factors you considered in concluding that the civil contingencies accrual was not required to be revised based on the lower courts decisions. Refer to your basis in the accounting literature.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director